UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
1867 Yonge Street, Suite 650, Toronto, Ontario M4S 1Y5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

For Immediate Release

contact: Roy Bodner

svp marketing & communications

Peace Arch Entertainment

310.776.7208 or rbodner@peacearch.com

Peace Arch® Entertainment Acquires Three New Feature Films

“NOBEL SON,” “EXPLICIT ILLS” AND “TWO:THIRTEEN TO BE SHOWCASED AT AMERICAN FILM MARKET BEGINNING NOVEMBER 5

TORONTO – October 29, 2008 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (Toronto:PAE.TO - News), an integrated global entertainment company, today announced the acquisition of international distribution rights to the dark comedy “Nobel Son” and worldwide distribution rights to the drama “Explicit iLLS” and the taut thriller “Two:Thirteen.”  The Company will showcase all three films at the American Film Market taking place in Santa Monica, California, November 5 – 12.

“Nobel Son,” starring Emmy® and Golden Globe® Award Winner Alan Rickman (“Harry Potter,” “Sweeney Todd,” “Die Hard”), Eliza Dushku (“Bring It On,” “Buffy the Vampire Slayer”), Emmy® and Golden Globe® Award Winner Dannny DeVito (“LA Confidential,” “Batman Returns,” “One Flew Over The Cuckoos Nest”), Academy Award® winner Mary Steenburgen (“What’s Eating Gilbert Grape,” “I Am Sam,” “Nixon”), Emmy® and Golden Globe® Award Winner Ted Danson (“Saving Private Ryan,” “Three Men and a Baby”) Bryan Greenberg (“Prime,” “The Perfect Score”) and Shawn Hatosy (“The Cooler,” “The Faculty”), was written and directed by Randy Miller (“Bottle Shock,” “Houseguest”) and produced by Miller and his writing partner Jody Savin (“Bottle Shock”).  “Nobel Son” screen at the American Film Market on November 8 at 11AM and on November 10 at 3PM at AMC Santa Monica 4.  The film is scheduled to be released in more than 800 U.S. theaters by Freestyle Releasing on December 5, followed by a Fox Home Entertainment DVD release in the U.S.

“Nobel Son” is a venomous tale of family dysfunction, lust, betrayal and ultimately, revenge.  Barkley Michaelson (Bryan Greenberg) is struggling to finish his Ph.D. thesis when his father, the brilliant Eli Michaelson (Alan Rickman), wins the Nobel Prize for Chemistry.  But Eli’s past indiscretions begin to collide with the present.  When Barkley is kidnapped on the eve of his father accepting the coveted prize, Eli refuses to pay the ransom.  This sets into motion a high stakes game of intrigue and deception that proves that payback truly is a bitch.

“Explicit iLLS,” starring Paul Dano (“There Will Be Blood,” “Little Miss Sunshine”), Rosario Dawson (“Sin City,” “Eagle Eye”), Lou Taylor Pucci (“Thumbsucker,” “Fast Food Nation”) and Naomie Harris (“Pirates of the Caribbean: Dead Man’s Chest,” “28 Days Later”), and written and directed by Mark Webber (“Snow Day,” “The Good Life”), won the Audience Award and two cinematography awards at the 2008 South by Southwest Film Festival.  “Explicit iLLS” will market screen at the American Film Market on November 6 at 5PM and November 8 at 3PM at Santa Monica Screening. Peace Arch will release the picture in a limited number of U.S. theaters in spring of 2009.

In “Explicit iLLS,” the lives of strangers intersect in a bold and moving semi-autobiographical tale that crosscuts between the many people -- adults, teenagers, and children alike -- who struggle in the face of poverty, drugs and the human connection.  A story of compassion, even in the shoddiest of landscapes, “Explicit iLLS” stars some of the fastest rising stars in Hollywood whose characters’ heartfelt aspirations tell a heart-wrenching tale that eventually finds promise, pride and hope.

“Two:Thirteen,” starring Mark Thompson (“Rocky V”), Teri Polo (“Meet The Parents,” “Meet The Fockers”), Kevin Pollak (“The Usual Suspects,” “Casino”), Dwight Yoakam (“Terminator 2: Judgment Day,” “Sling Blade”), and Mark Pellegrino (“The Big Lebowski,” “The Number 23”), is written by Mark Thompson and directed by Charles Adelman (“Souled Out”).  The film will world premiere at AFM, market screening on November 7 at 5PM and November 8 at 5PM at Santa Monica Screening.  “Two:Thirteen” will be released direct-to-DVD by Peace Arch in North America in late spring or early summer of 2009.

In “Two:Thirteen,” a police officer who specializes in profiling criminals (Mark Thompson) has just returned from psychiatric leave only to discover that he is caught up in a serial killer's rampage.  Struggling to conceal the painful trauma of his own childhood, he must contend with the all too-familiar flesh masks that the killer leaves on the faces of his victims.  The troubled cop must now confront his own demons as he traces the dangerous and horrifying path of the killer.

John Flock, President and COO of Peace Arch Entertainment Group, said, “These three films reflect our on-going commitment to acquiring outstanding content with worldwide appeal.  We anticipate great success for these movies at AFM and in the worldwide markets.”

At the American Film Market, Peace Arch will also world premiere “Goal 3: Taking On The World,” the final installment of the “Goal!” soccer trilogy.  “Goal 3” features international soccer stars like David Beckham and is jam-packed with exclusive soccer footage from the 2008 World Cup. “Goal 3” will market screen at AFM on November 6 at 1PM and November 9 at 9AM at Mann Criterion 4 in Santa Monica.

The Peace Arch offices at the American Film Market will be located at The Loew’s, suite 721.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 2,000 classic and contemporary titles. For additional information, please visit www.peacearch.com.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. These risks include, but are not limited to, that the synergies and financial impact of the joint venture may not be realized, the competitive position of the joint venture may not be maintained, Peace Arch may not realize the anticipated benefits of the joint venture and other risks detailed on Peace Arch’s periodic report filings with the Securities and Exchange Commission. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. By making these forward-looking statements, Peace Arch undertakes no obligation to update these statements for revisions or changes after the date of this release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	October 29, 2008	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.